12/22

03045581

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dustar Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1094 FISCAL YEAR 6-30-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/12/04

82-1094

03 DEC ... 7:21

NUSTAR RESOURCES INC.

NOTICE OF ANNUAL & EXTRA-ORDINARY GENERAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extra-Ordinary General Meeting of Nustar Resources Inc. (hereinafter called the "Company") will be held at 430 - 580 Hornby Street, in the City of Vancouver, in the Province of British Columbia, on Friday, the 27th day of December, A.D. 2002 at the hour of 11:00 o'clock in the forenoon (Vancouver time), for the following purposes:

(a) To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b) To fix the number of directors at four (4);

(c) To elect directors (either by single resolution or separate votes as the Meeting decides);

(d) To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e) A special resolution, to approve incentive stock options described in the Information Circular dated November 21, 2002;

(f) As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange or its successors, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(g) To approve, as a special resolution, the Stock Option Plan dated December 27, 2002, a copy of which is attached to the Information Circular dated November 21, 2002;

(h) To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

<u>AND</u>

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Financial Statement, Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete

and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise November 21, 2002 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of November, A.D. 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

AR/S
6-30-02

RECEIVED
DEC 15 2003
PROCESSING SECTION

NUSTAR RESOURCES INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL AND EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 27TH DAY OF DECEMBER, 2002.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Nustar Resources Inc. (hereinafter called the "Company") of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under tis corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY HIS PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except the stock options described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 6,802,510 shares are issued and outstanding. There is one class of shares authorized only. Each share carries *the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is* 6,802,510.

Shareholders registered prior to the close of business on November 21, 2002 (the "record date") will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than December 8, 2002, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, there are no persons or companies who beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
JAMES W. MCLEOD President/CEO	2002 2001 2000	36,000 60,000 42,000	N/A	N/A	301,483 131,500 131,500	N/A	N/A	30,758 9,500 28,485
JACQUELINE MCLEOD Secretary/ Director	2002 2001 2000	N/A	N/A	N/A	N/A 127,129 127,129	N/A	N/A	N/A

Number of Executive Officers of the Company: 2

Aggregate cash consideration paid or payable to Executive Officers for management services during the 12 months ended June 30, 2002 is $30,000 for management fees.

Options: An executive officer and director has an option to purchase up to 301,483 shares at a price of $0.10 per share up to the close of business on May 27, 2004.

The guidelines for determining the number of share of the company reserved for options are set out in the

policies of the B.C. Securities Commission and the policies of the TSX Venture Exchange.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to Section 130 of the Company Act, R.S.B.C. 1996, or his office is vacated pursuant to the Articles of the company. In accordance with Section 111 of the said Company Act, Advance Notice of the Annual General Meeting was published in the Vancouver Province on October 30, 2002. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN OTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at November 21, 2002
WILLIAM HENRY BRADLEY * Coquitlam, B.C. DIRECTOR	At the Next Annual General Meeting	Mechanical Superintendent; Director of Redwood Resources	July 26, 1985 to Present	349,500
JAMES WAYNE MCLEOD * Delta, B.C. PRESIDENT & DIRECTOR	At the Next Annual General Meeting	Self-Employed Geologist	June 12, 1990 to Present	726,372

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at November 21, 2002
JACQUELINE MCLEOD Delta, B.C. SECRETARY & DIRECTOR	At the Next Annual General Meeting	Housewife	June 10, 1987 to Present	377,500
LUAARD MANNING ° North Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Professional Engineer (Mining)	January 4, 1999 to Present	Nil

° Member of the Audit Committee.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year (see "Executive Compensation") management fees are paid or payable (see Financial Statements) in the amount of $30,000 for the fiscal year. Exploration and development costs totalling $13,280 are payable to the President of the Company. Exploration and development costs totalling $11,478 and rent totalling $6,000 were paid to a firm owned by the President of the Company.

No person or retirement benefit plans have been instituted by the Company and none are proposed at this time.

On May 29, 2002, the following persons were granted stock options in the amounts set out opposite their names, exercisable at a price of $0.10 per share up to May 27, 2004:

William H. Bradley	151,242 shares
James W. McLeod	302,483 shares
William D.J. McLeod	151,242 shares

None of these options have been exercised.

On February 26, 2001, the following persons were granted stock options in the amounts set out opposite their names, exercisable at a price of $0.10 per share up to February 28, 2002:

J.A. McLeod	127,500 shares
Peter Hill	200,000 shares

These options were exercised.

On April 15, 2000, the following person was granted stock options in the amounts set out opposite their names, exercisable at a price of $0.10 per share up to April 15, 2002:

Jacqueline McLeod	205,000 shares

This option has been exercised.

None of the directors or senior officers of the company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Jones, Richards & Co., Certified General Accountant, of 600 - 509 Richards Street, Vancouver, B.C. as Auditors of the Company, and to authorize the directors to fix their remuneration. They or their predecessor, have been auditors of the Company since June 30, 1984.

MANAGEMENT CONTRACTS

There are no management contracts with persons other than the directors.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1. A special resolution approving the Directors Stock Option granted on May 27, 2002.

2. A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and

to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

3. A special resolution to approve the stock option plan dated December 21, 2002.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the "Plan"). Management is of the view that it is in the best interests of the Company to implement the Plan. The Plan, if approved by the shareholders and the TSX Venture Exchange (the "Exchange"), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange. It reserves 1,360,502 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option's expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option's expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider's associates, within a one year period pursuant to option exercises may not

exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan. Other than outstanding stock options, the Company has no other compensation plans or arrangements in place and none are currently contemplated.

A copy of the Plan is attached to this Information Circular.

4. An ordinary resolution that the members ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 21st day of November, A.D. 2002.

BY ORDER OF THE BOARD OF DIRECTORS

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
___ Schedules B & C

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	gkkbid@portal.ca
Web Site Address	www.nustarresources.com
For Quarter Ended	June 30, 2002
Date of Report (yy/mm/dd)	02/10/25

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod" — 02/11/07
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

"J.A. McLeod" — 02/11/07
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

NUSTAR RESOURCES INC.
FINANCIAL STATEMENTS
JUNE 30, 2002
(JUNE 30, 2001)

NUSTAR RESOURCES INC.

INDEX TO THE FINANCIAL STATEMENTS

JUNE 30, 2002

(JUNE 30, 2001)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff C.G.A.*
Deborah E. Graystone B.Sc., C.G.A.*, T.E.P.
Keon J. Kwan B.A., C.G.A.*, C.F.P.
Jindra Casperson C.G.A.*

AUDITORS' REPORT

To the Shareholders of
Nustar Resources Inc.

We have audited the balance sheets of Nustar Resources Inc. as at June 30, 2002 and June 30, 2001, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and June 30, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
October 25, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604 688-1910 FAX: 604 682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
JUNE 30, 2002
(With comparative audited figures for June 30, 2001)

	2002	2001
ASSETS		
Current Assets		
Cash	$ 550	$ 309
Accounts receivable	1,721	655
Mineral exploration tax credit recoverable	4,210	5,255
Prepaid expenses	875	5,868
Share subscription receivable	-	9,640
	7,356	21,727
Term Deposit	2,000	2,000
Property, Plant and Equipment (Notes 2 and 4)	676	911
Mineral Properties, including deferred costs (Notes 2 and 5)	258,300	264,260
Incorporation Costs	950	950
	$ 269,282	$ 289,848
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 49,534	$ 48,640
Due to related parties (Note 6)	247,847	215,562
	297,381	264,202
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 7)	2,601,280	2,393,496
Contributed Surplus	6,157	6,157
Deficit	(2,635,536)	(2,374,007)
	(28,099)	25,646
	$ 269,282	$ 289,848

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED JUNE 30, 2002
(With comparative audited figures for the year ended June 30, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Accounting and audit	$ 7,806	$ 7,096
Amortization	236	293
Bank charges and interest	395	318
Legal fees	-	2,600
Management fees	30,000	60,000
Office and telephone	8,029	6,300
Promotion	3,100	34,096
Rent	6,000	6,000
Stock exchange filing fees	8,145	4,245
Transfer agent	3,672	4,860
Travel	4,937	3,185
	72,320	128,993
Interest income	(113)	(124)
LOSS BEFORE OTHER ITEM	72,207	128,869
OTHER ITEM:		
Loss on write-off of mineral properties	189,322	50,774
NET LOSS FOR THE YEAR	261,529	179,643
DEFICIT AT BEGINNING OF YEAR	2,374,007	2,194,364
DEFICIT AT END OF YEAR	$ 2,635,536	$ 2,374,007
Loss per share	$ (0.05)	$ (0.04)

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002
(With comparative audited figures for the year ended June 30, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the year	$ (261,529)	$ (179,643)
Adjustments:		
Amortization	236	293
Loss on write-off of mineral properties	189,322	50,774
	(71,971)	(128,576)
Changes in non-cash working capital items:		
Accounts receivable	(1,066)	3,787
Prepaid expenses	4,993	15,784
Share subscription receivable	9,640	-
Accounts payable and accrued liabilities	891	36,221
Due to related parties	32,285	138,322
	(25,228)	65,538
FINANCING ACTIVITIES:		
Issue of share capital for cash	170,284	-
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	(55,736)	(30,609)
Deferred exploration and development costs, net of mineral exploration tax credit	(89,079)	(37,145)
	(144,815)	(67,754)
INCREASE (DECREASE) IN CASH	241	(2,216)
CASH AT BEGINNING OF YEAR	309	2,525
CASH AT END OF YEAR	$ 550	$ 309

SUPPLEMENTAL CASH FLOW INFORMATION (Note 11)

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED JUNE 30, 2002
(With comparative audited figures for the year ended June 30, 2001)

	2002					
	Copper Mountain Syndicate	Lucky Key Claim	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ -	$ -	$ 74	$ -	$ -	$ 74
Drafting	-	-	237	-	-	237
Drilling	10,612	-	37,943	-	-	48,555
Equipment rental and supplies	199	-	2,482	-	-	2,681
Field office	-	-	663	-	10	673
Labour	-	-	1,567	-	-	1,567
Storage	-	-	-	-	-	-
Surveys	5,700	-	-	3,911	41	9,652
Travel, accommodation and meals	3,973	-	20,370	-	1,299	25,642
Trucking	-	-	-	-	-	-
	20,484	-	63,336	3,911	1,350	89,081
Mineral exploration tax credit	1,045	-	-	-	-	1,045
Total Costs Incurred During the Year	21,529	-	63,336	3,911	1,350	90,126
BALANCE, BEGINNING OF YEAR	166,510	-	24,986	-	-	191,496
	188,039	-	88,322	3,911	1,350	281,622
Write-off of costs	-	-	(88,322)	-	-	(88,322)
BALANCE, END OF YEAR	$ 188,039	$ -	$ -	$ 3,911	$ 1,350	$ 193,300

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED JUNE 30, 2002
(With comparative audited figures for the year ended June 30, 2001)

	2001					
	Copper Mountain Syndicate	Lucky Key Claim	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ 3,587	$ -	$ -	$ -	$ -	$ 3,587
Drafting	-	-	729	-	-	729
Drilling	15,086	-	-	-	-	15,086
Equipment rental and supplies	428	-	-	-	-	428
Field office	-	-	-	-	-	-
Labour	4,500	-	-	-	-	4,500
Storage	1,135	-	-	-	-	1,135
Surveys	-	-	1,575	-	-	1,575
Travel, accommodation and meals	7,430	-	-	-	-	7,430
Trucking	2,675	-	-	-	-	2,675
	34,841	-	2,304	-	-	37,145
Mineral exploration tax credit	(5,255)	-	-	-	-	(5,255)
Total Costs Incurred During the Year	29,586	-	2,304	-	-	31,890
BALANCE, BEGINNING OF YEAR	136,924	20,774	22,682	-	-	180,380
	166,510	20,774	24,986	-	-	212,270
Write-off of costs	-	(20,774)	-	-	-	(20,774)
BALANCE, END OF YEAR	$ 166,510	$ -	$ 24,986	$ -	$ -	$ 191,496

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002
(JUNE 30, 2001)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in British Columbia.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and *discharge its liabilities in the normal course of business rather than through a process of forced* liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability *to develop a sufficient debt restructuring plan, receive continued financial support from related* parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital deficiencies as at the following dates:

Date	Deficit	Working Capital Deficiency
June 30, 2002	$ 2,635,536	$ (290,025)
June 30, 2001	$ 2,374,007	$ (242,475)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and, accordingly, are accounted for on a cash basis.

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

d. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

	Rate
Office furniture and equipment	20%
Computer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Loss per Share

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

f. Incentive Stock Option Plan

The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 7. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

g. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development, and administration costs at the period average in which the transaction occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, term deposit, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,638	$ 303	$ 378
Computer equipment	3,075	2,702	373	533
	$ 5,016	$ 4,340	$ 676	$ 911

5. MINERAL PROPERTIES

	2002			
	Acquisition Costs And Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 188,039	$ -	$ 208,039
b. Lucky Key Claim	-	-	-	-
c. Camacho-La Leona, Mexico	101,000	88,322	(189,322)	-
d. Cube Claims	27,500	3,911	-	31,411
e. Lisa and Christmas South Claims	17,500	1,350	-	18,850
	$ 166,000	$ 281,622	$ (189,322)	$ 258,300

5. MINERAL PROPERTIES (CONT'D)

	2001			
	Acquisition Costs And Option Payments	Deferred Exploration And Development Costs	Write-Down Of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 30,000	$ 166,510	$ (10,000)	$ 186,510
b. Lucky Key Claim	20,000	20,774	(40,774)	-
c. Camacho-La Leona, Mexico	52,764	24,986	-	77,750
	$ 102,764	$ 212,270	$ (50,774)	$ 264,260

a. **Copper Mountain Syndicate, British Columbia**

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

By a Joint Venture Agreement dated February 4, 1998, with Frontier Minerals Inc. ("Frontier") (formerly: Golden Kootenay Resources Inc.), of Vancouver, British Columbia, a Joint Venture described as the Copper Mountain Syndicate, was formed. Both parties merged their respective group of claims into the Joint Venture and became equal partners.

By an Agreement dated October 30, 2000, Frontier surrendered its interest in the Joint Venture property for consideration of 100,000 shares of the Company's capital stock (issued at a price of $0.10 per share). As a result, the Company acquired a 100% interest in thirty-seven (37) mineral claims located in the Similkameen Mining Division of British Columbia. During the year ended June 30, 2001, the management of the Company resolved to abandon these mineral claims, and accordingly, the related capitalized costs were written-off to deficit.

b. **Lucky Key, British Columbia**

By an Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in one (1) mineral claim located in the Omineca Mining Division of British Columbia, for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

5. MINERAL PROPERTIES (CONT'D)

During the year ended June 30, 2001, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs were written-off to deficit.

c. **Camacho Claims-La Leona, Zacatecas, Mexico**

By a letter Agreement dated June 14, 1999 (amended October 1, 2001), the Company acquired a 100% interest in six (6) exploration concessions (subject to a 5% net smelter returns royalty) located in Mazapil, Zacatecas, Mexico for consideration of:

- US$35,000 paid to June 30, 2001 (paid);
- US$20,000 on or before November 1, 2001 (paid);
- US$10,000 on or before January 1, 2002 (paid) and US$10,000 on or before the beginning of every two (2) months thereafter until March 1, 2003 when a total of US$100,000 will have been paid; and
- US$500,000 on or before April 1, 2003 (or US$100,000 per year plus interest at the rate of 15% per annum, paid in advance).

During the current year, the management of the Company resolved to abandon these mineral claims, and accordingly, the related capitalized costs have been written-off to deficit.

d. **Cube Claims, British Columbia**

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share).

5. MINERAL PROPERTIES (CONT'D)

e. Lisa and Christmas South Claims, British Columbia

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia for consideration of:

- $10,000 cash as follows:
  - $5,000 cash on or before June 30, 2002 ($2,500 paid, $1,500 subsequently paid);
  - $5,000 cash on or before December 31, 2002
- 250,000 shares of the Company's common stock (issued at a price of $0.06 per share).

6. DUE TO RELATED PARTIES

Amounts due to the President, a corporation controlled by the President and former Directors of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

7. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2002		2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	4,399,672	$ 2,393,496	4,299,672	$ 2,383,496
Shares issued for:				
Cash	1,702,838	170,284	-	-
Mineral properties	500,000	37,500	100,000	10,000
Balance, end of year	6,602,510	$ 2,601,280	4,399,672	$ 2,393,496

7. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Year Ended June 30, 2002:

a. The Company issued 302,838 shares at a price of $0.10 per share for the exercise of stock options for a total consideration of $30,284.

b. The Company issued 600,000 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $60,000.

c. The Company completed a Private Placement financing consisting of 800,000 units issued at a price of $0.10 per unit for a total consideration of $80,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before November 5, 2002.

d. The Company issued 250,000 shares at a price of $0.09 per share for the acquisition of the Cube Claims described in Note 5d.

e. The Company issued 250,000 shares at a price of $0.06 per share for the acquisition of the Lisa and Christmas South Claims described in Note 5e.

During the Year Ended June 30, 2001:

The Company issued 100,000 shares at a price of $0.10 per share for the acquisition of the Copper Mountain Syndicate joint venture interest described in Note 5a.

Stock Options:

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

7. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's outstanding stock options as of June 30, 2002 and 2001 and changes during the years then ended is as follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	429,967	$ 0.10	102,838	$ 0.10 °
Granted	604,966	0.10	327,129	0.10
Exercised	(302,838)	(0.10)	-	-
Forfeited/cancelled	(127,129)	(0.10)	-	-
Options outstanding, end of year	604,966	$ 0.10	429,967	$ 0.10

° During the year ended June 30, 2001, 102,838 stock options were repriced to a price of $0.10 per share, exercisable on or before February 28, 2002.

At June 30, 2002, the Company had outstanding stock options to acquire 604,966 shares at a price of $0.10 per share on or before May 27, 2004.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 200,000 shares at a price of $0.10 per share on or before November 5, 2002. Subsequent to the year end, 150,000 of these warrants were exercised for a total consideration of $15,000.

8. RELATED PARTY TRANSACTIONS

a. Management fees of $30,000 (2001 - $60,000) and exploration and development costs totalling $13,280 (2001 - $3,500) were incurred with the President of the Company.

b. Rent of $6,000 (2001 - $6,000) and exploration and developments costs totalling $11,478 (2001 - $Nil) were paid to a firm owned by the President of the Company.

c. Office expenses of $1,000 (2001 - $Nil) were paid to a relative of the President of the Company.

The transactions above have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

9. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future income in Canada. The benefits of these losses and deductions are not reflected in these financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the tax provision in the year realized.

10. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

Mineral Properties and Property, Plant and Equipment by geographical segments is as follows:

	Canada	Mexico	Total
June 30, 2002			
Property, Plant and Equipment	$ 676	$ -	$ 676
Mineral Properties, including deferred costs	258,300	-	258,300
	$ 258,976	$ -	$ 258,976

	Canada	Mexico	Total
June 30, 2001			
Property, Plant and Equipment	$ 911	$ -	$ 911
Mineral Properties, including deferred costs	186,510	77,750	264,260
	$ 187,421	$ 77,750	$ 265,171

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended June 30, 2002 as follows:

	June 30, 2002	June 30, 2001
Non-cash financing activities:		
Issue of share capital for mineral properties	$ 37,500	$ 10,000
Non-cash investing activities:		
Acquisition costs of mineral properties	$ (37,500)	$ (10,000)

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B & C

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	gkkbid@portal.ca
Web Site Address	www.nustarresources.com
For Quarter Ended	June 30, 2002
Date of Report (yy/mm/dd)	02/10/25

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod" 02/11/07
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

"J.A. McLeod" 02/11/07
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

NUSTAR RESOURCES INC.
JUNE 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 8 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $61,758 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED JUNE 30, 2002:

Date Of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Oct. 16/01	Common Shares	Property Acquisition	250,000	$ 0.09	$ 22,500	Mineral Property	Nil
Oct. 26/01	Common Shares	Exercise of Options	200,000	$ 0.10	$ 20,000	Cash	Nil
Nov. 5/01	Common Shares	Private Placement	800,000	$ 0.10	$ 80,000	Cash	Nil
Jan. 4/02	Common Shares	Exercise of Warrants	151,370	$ 0.10	$ 15,137	Cash	Nil
Jan. 5/02	Common Shares	Exercise of Warrants	48,630	$ 0.10	$ 4,863	Cash	Nil
Mar. 7/02	Common Shares	Exercise of Options	102,838	$ 0.10	$ 10,284	Cash	Nil
Mar. 15/02	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Mar. 27/02	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Apr. 23/02	Common Shares	Property Acquisition	250,000	$ 0.06	$ 15,000	Mineral Property	Nil
Jun. 18/02	Common Shares	Exercise of Warrants	300,000	$ 0.10	$ 30,000	Cash	Nil

NUSTAR RESOURCES INC.
JUNE 30, 2002

B. OPTIONS GRANTED DURING YEAR ENDED JUNE 30, 2002:

Date Granted	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jun. 7/02	302,483	J.W. McLeod	$0.10	May 27, 2004
Jun. 7/02	151,242	W.H. Bradley	$0.10	May 27, 2004
Jun. 7/02	151,241	W.D.J. McLeod	$0.10	May 27, 2004

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 6,602,510 shares have been issued for a total of $2,601,280.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	604,966	$0.10	May 27, 2004
Warrants	200,000	$0.10	November 5, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 25, 2002:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W.H. Bradley	Director
L.J. Manning	Director
W.J. Smith	Vice President of Corporate Development

NUSTAR RESOURCES INC.
JUNE 30, 2002

During the fourth quarter the Company did not employ an investor relations firm, but carried-out these efforts internally.

A core drilling program was begun on the Miner Mountain property near the end of June 2002. Two vertical holes were completed, both as it turns out in a wide (100's of feet) northwest-southeast trending fault zone. The holes, DDH 02-1&2 reached 135 feet and 249 feet, respectively for a total of 384 feet. To date the drill core has not been assayed. Its visual appearance and the core recovery were disappointing. The core will be assayed at some future date.

The option on the Camacho-La Leona property in Zacatecas State, Mexico (see News Release dated, May 13, 2002) was terminated.

On March 15, 2002 the Company signed an Option to Purchase Agreement to acquire a 100% interest in the Lisa and Christmas South mineral claims (known as the Christmas Lake Gold property). The property is situated in the Cariboo Mining Division, British Columbia, Canada on the northside of Canim Lake in the south-central area of the province. The agreement was accepted for filing by the TSX Venture Exchange on April 23, 2002.

As this management discussion is being written, September 20, 2002 the Company is about to begin its third program of this season on the Christmas Lake Gold property. The Company conducted an orientation, property road rehabilitation and rock sampling program in July 2002 and further property road rehabilitation, hand trenching and rock sampling program during August 2002. The exploration work was filed by the Company as annual mineral property assessment on behalf of the claim owner who still has title to the claims. When it has completed its property payments, ownership will be recorded to Nustar Resources Inc. The third exploration program of this season is expected to begin during September, 2002. This program will include excavator trenching and deeper rock sampling, further road rehabilitation work and drill site preparation. The rock trenching and sampling work is to be conducted at selected locations throughout the 2,400 foot long by 450-600 foot wide zone of coincident high chargeability and gold soil anomalies that were discovered during 1985-87. These areas of interest never underwent drilling, but that is the intention of Nustar Resources Inc.

The Company has relied on funding all of its fieldwork programs and general corporate affair costs by utilizing private placement and director and employee option methods and therefore has avoided the extra dilution experienced by a brokered equity financing.

The Company has just seen the completion of its private placement dated November 5, 2001 of 800,000 units at $0.10 which was composed of one common share and one share purchase warrant exercisable at $0.10 for a period of one year, i.e. November 5, 2002.

NUSTAR RESOURCES INC.
JUNE 30, 2002

The Company granted incentive stock options in the amount of 604,966 shares at $0.10 per share exercisable up to May 27, 2004 (see News Release dated May 27, 2002).

The Company expects to have results to report from the current exploration program, probably as a 2002 summary of the exploration work conducted. Prior to or possibly during the annual general meeting, to be held in the late fall, we expect to outline our near term exploration strategy. We anticipate being very busy with these endeavours and to have much property news to report. One of our planned internal undertakings is to upgrade our website. The Company is also striving to better disseminate corporate news to reach a larger audience. We feel these efforts will improve the company's market capitalization.

We see a steady improvement in most metal prices over the next 12 months that should have a positive effect on the Company.

Hemsworth, Schmidt

From: "Nurat A. / Diethelm Tours" <nurat_a@diethelmtours.co.th>
To: "'Hemsworth, Schmidt'" <hs@istar.ca>
Sent: November 8, 2002 12:06 AM
Subject: RE: Hemsworth itinerary

Dear Mr. Hemsworth,

Thank you for your e-mail.

I have called all hotels you require to book in Thailand already and have tentatively booked them all for you and your family. (One Double Bed with one Complimentary Extra bed).
The only hotel which is not available is PP Princess Resort during 13-14 December 2002.
The rest of hotels that you required are already confirmed.
I will send you the total special price for hotels for you within Monday 11 Nov. 02.

Regarding the domestic flights, I have already forwarded your information to another section and will confirm you the complete details very soon.

One more question, could you please let me know your flights details from Canada to Thailand so that I can inform the hotels accordingly.

I will write to you more on next coming Monday.

Have a nice weekend!

Best regards,

Nurat

* * * * * * * * * * * * *

Nurat Atibaedya (Ms.)
Travel Counselor
Diethelm Tours Ltd.
Diethelm Tower B
2nd Fl., 93/1 Wireless Road
Bangkok 10330

Tel. 0 2627 3350-9
Fax. 0 2627 3374

-----¢éÍ¤ÇÒÁµé¹©ºÑº-----
¨Ò¡: Hemsworth, Schmidt [SMTP:hs@istar.ca]

Êè§àÁ¤èl: 8 %ÄÈ¨Ô¡ÒÁ¹ 2545 6:45
¶Ö§: Nurat Atibaedya
ÈÓà'Ò¶Ö§: John Steele
àÃ¤èl§: Hemsworth itinerary

<< File: ATT00000.htm >> << File: Thailand 071102.wpd >> << File: Thailand 071102.PDF >> Nurat:

Please find attached my proposed itinerary.

My assistant has informed me that she has sent my itinerary in both word perfect and PDF formats.

Please contact me at your earliest convenience.

Regards,
Barry Hemsworth

NUSTAR RESOURCES INC.

STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

Nustar Resources Inc. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "Nustar Resources Inc. Stock Option Plan") (the "Plan"). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the date the option is granted.

2. DEFINITIONS

In this Plan, the following terms have the following meanings:

2.1 "Associate" means an associate as defined in the Securities Act.

2.2 "Board" means the board of directors of the Company.

2.3 "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty (50%) per cent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

2.4 "Company" means NUSTAR RESOURCES INC. and its successors.

2.5 "Consultant" means:

(a) any bona fide (as defined in the policies of the TSX Venture Exchange) person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company;

(b) any bona fide (as defined in the policies of the TSX Venture Exchange) person who is providing on going management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Consultant under subsection 2.5(a).

2.6 "Employee" means a bona fide employee as defined in the policies or the TSX Venture Exchange.

2.7 "Exchanges" means the TSX Venture Exchange and, if applicable, the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.8 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.9 "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.10 "Insider" means:

(a) an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b) an Associate of any person who is an insider under subsection (a).

2.11 "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

2.12 "Market Price" of Shares at any Grant Date means the date as defined in the policies of the Exchange or if applicable, the Toronto Stock Exchange.

2.13 "Option" means an option to purchase Shares granted pursuant to this Plan.

2.14 "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.15 "Optionee" means each of the directors, officers, employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchanges, an Optionee may also be a corporation wholly owned by an individual eligible for an Option grant pursuant to this Plan.

2.16 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17 "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18 "Plan" means this Nustar Resources Inc. Stock Option Plan.

2.19 "Shares" means the common shares in the capital of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20 "Securities Act" means the Securities Act, R.S.B.C. 1996, c.418 as amended.

2.21 "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.22 "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Market Price on the Grant Date. the Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options *shall not be assignable (or transferable) by the Optionee.*

3.2 Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 1,360,502 shares. The number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed shares compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) in aggregate shall not exceed 20% of the outstanding issue; and

(b) to any one Optionee who is an Insider and any Associates of such insider, shall not exceed 5% of the outstanding issue;

(c) no more than 2% of the issued shares of the Company may be granted to any one Consultant *in any 12 month period;*

(d) no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities, in any 12 month period.

For the purposes of subsections (a) and (b) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 When Options may be exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. *local time on the Expiry Date and shall not be exercisable thereafter.*

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the Option

upon TSX Venture Exchange approval and 12.5% every three months thereafter which is the vesting period hereby adopted by the Board.

4.4 Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a) Death

If the Optionee ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company, due to his or her death or, in the case of an Optionee that is a company, the death of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of

(i) 120 days after the date of death or Disability; and

(ii) the Expiry Date.

(b) Termination for Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee's employer, ceases to be a director, officer or Consultant of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement-Voluntary Resignation or Termination Other than for Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee's employer ceases to be a director, officer, employee or Consultant of the company or a subsidiary of the Company due to his or her retirement at the request of her or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee's employer, ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company.

For greater certainty, an option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Share are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7 Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8 Exclusion from Several Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of or form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9 Shares not Acquired

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date and

(ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (in) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5. DISTRIBUTION

5.1 Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or, otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.2 Corporate Reorganization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the company, other than as described in sections 5.1;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property or another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities

or property that he would have been entitled to receive as a result of the Corporate Reorganization if; on the effective date thereof; he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.3 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.4 Regulatory Approval

Any adjustment to the Option Price of the number of Unissued Option Shares, purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

5.5 Disinterested Shareholder

Disinterested Shareholder approval, as defined by the Exchange, will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Company at the time of the proposed amendment.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligations of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Board shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the President or Secretary of the Company.

6.6 No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.8 No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan.

6.9 Rights of Optionee

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights Offering).

6.10 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11 Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.12 Time of Essence

Time is of the essence of this Plan and each Option agreement. No extension of time will be determined to be or to operate as a waiver of the essentiality of time.

6.13 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionee relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors of Nustar Resources Inc. on December 21, 2002.

SCHEDULE "A"

NUSTAR RESOURCES INC.

STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Nustar Resources Inc. (the "Company") and the Optionee named below pursuant to the Nustar Resources Inc. Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. ______________________ (the "Grant Date");

2. ______________________ (the "Optionee");

3. was granted the option (the "Option") to purchase __________ Common shares (the "Option Shares") of the Company;

4. for the price (the "Option Price") of $ ________ per share;

5. which shall be exercisable ("Vested") in whole or in part in the following amounts on or after the following dates:

   12.5% on approval by TSX Venture Exchange
   12.5% every three months thereafter

6. terminating on the ____________________ (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ___ day of ____________, 20___.

OPTIONEE

____

NUSTAR RESOURCES INC.

Per: ______________________
Authorized signatory